SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Amendment No. 2)

Under the Securities Exchange Act of 1934

NOBLE ROMAN’S, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655107100
(CUSIP Number)

BT Brands, Inc.
Gary Copperud
405 Main Avenue West, Suite 2D,
West Fargo, North Dakota 58078
(307) 223-1663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 655107100

(1)	Names of reporting persons: Gary Copperud
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 379,176+
	(8)	Shared Voting Power:
	(9)	Sole Dispositive Power: 176,031
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,176
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.71*
(14)	Type of Reporting Person (See Instructions) IN

+ Includes 203,145 shares of Common Stock owned by Sally Copperud, Mr. Copperud’s wife, over which Mr. Copperud exercises voting power by virtue of a proxy granted by Mrs. Copperud to Mr. Copperud dated April 21, 2023.

* Based on 22,215,512 shares of common stock outstanding as March 15, 2023, as disclosed in the Annual Report on Form 10-K filed by the Company with the United States Securities and Exchange Commission (“SEC”) on April 13, 2023 (the “Form 10-K”).

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CUSIP No.: 655107100

(1)	Names of reporting persons: BT Brands, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Wyoming

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 1,421,647
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 1,421,647
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,421,647
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.39%*
(14)	Type of Reporting Person (See Instructions) CO

* Based on 22,215,512 shares of common stock outstanding as of March 15, 2023, as disclosed in the Form 10-K.

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This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D (this “Schedule 13D”) is filed by BT Brands, Inc. (“BT Brands”) and Gary Copperud (the “Reporting Persons”) and relates to the beneficial ownership of certain shares of common stock, no par value per share (the “Common Stock”), of Noble Roman’s, Inc., an Indiana corporation (“Noble Roman’s” or the “Issuer”). Amendment No. 2 amends the initial statement on Schedule 13D filed by the Reporting Person on November 28, 2022, as amended on February 24, 2023 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 2, the “Amendment No. 2”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended to delete the text of Item 4 in its entirety and replace it with the following:

The purpose of this Amendment No. 2 is to report that since the date on which Amendment No. 1 was filed, as of April 24, 2023, BTB had acquired a net additional 170,494 shares of Common Stock, equal to approximately 0.77% of the outstanding shares of Common Stock, since the date of the Original Filing. A further purpose for filing this Amendment is to provide an update on the Reporting Persons' activities concerning the Issuer.

On March 5, 2023, BT Brands submitted a demand to inspect certain books and records of the Issuer in accordance with Indiana law, encompassing (1) resolutions adopted by the Issuer’s board of directors (“Board”) with respect to its class of Common Stock, including resolutions by which the Board authorized the issuance of any shares of Common Stock, resolutions authorizing the issuance or award of all options, warrants, or other rights to acquire Common Stock, and a copy of each option, warrant or other written instrument granting the holder the right to acquire shares of Common Stock; (2) minutes of all shareholders’ meetings, and records of all action taken by shareholders without a meeting, for the past three years; and (3) all written communications to shareholders generally within the past three years.

On April 17, 2023, BT Brands delivered a letter to the Issuer (the “Nomination Letter”) nominating Gary Copperud for election to the Board at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). to serve as the Class 3 Director on the Board and advising the Issuer that it intends to solicit proxies or written consents for the election of the Nominee (the “Solicitation”), or any other person(s) nominated by BT Brands, to the Board at the Annual Meeting. In connection with the nomination, BT Brands and Gary Copperud entered into Nomination Agreement (the “Nomination Agreement”), a copy of which is filed as Exhibit 99.1 to this Amendment No. 2 and incorporated herein by reference, pursuant to which BT Brands agreed to indemnify Mr. Copperud against claims arising from his service on the Board, if so elected, and to reimburse him for all expenses incurred.

Mr. Copperud has granted BT Brands a power of attorney to execute certain SEC filings in connection with the Solicitation. A form of the Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, board appointments, governance, performance, management, capitalization, debt, liquidity and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, debt, liquidity and strategic plans, or propose or engage in one or more other actions set forth herein.

The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, not otherwise described in this Amendment No. 2, including the solicitation of proxies, and may discuss such actions with the Issuer and Issuer's management and the Board, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Stock.

Except as otherwise described herein, the Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock reported herein.

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Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares reported owned by each person named herein is based upon 22,215,512 shares of Common Stock outstanding as of March 15, 2023, as disclosed in the Form 10-K.

As of the close of business on the date hereof, BTB individually beneficially owned 1,421.647 shares of Common Stock, constituting approximately 6.39% of all of the outstanding Shares.

As of the close of business on the date hereof, Mr. Copperud individually beneficially owned 379,176 shares of Common Stock, which includes 203,145 shares of Common Stock owned by Sally Copperud, Mr. Copperud’s wife, over which Mr. Copperud exercises voting power by virtue of a proxy granted by Mrs. Copperud to Mr. Copperud dated April 22, 2023, constituting approximately 1.71% of all outstanding Shares.

Mr. Copperud owns 948,540 shares of common stock of BTB (including securities exercisable for or convertible shares into shares of BTB common stock within 60 days of the date hereof), representing approximately 14.83% of the outstanding shares of common stock of that company.

The Reporting Persons, in the aggregate, beneficially own 1,437,454 shares of Common Stock, constituting approximately 8.11% of the outstanding Shares.

(b) BTB has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 1,421,647 shares of Common Stock held by BTB.

Mr. Copperud has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 176,031 shares of Common Stock held by him and has the power to vote the 203,145 shares of Sally Copperud pursuant to a proxy granted by Mrs. Copperud to Mr. Copperud dated April 22, 2023.

Date	Number of Shares Purchased	Price Per share	Aggregate Purchase Price
02/24/23	13,971	0.31	4,338
02/24/2023	13,500	0.33	4,462
02/24/2023	100	0.32	32
03/31/2023	132,923	0.29	38,395
04/14/23	7,500	0.28	2,107
04/17/23	200	0.28	63
04/18/23	466	0.28	137.43
04/21/23	444	0.28	131.27

(d) No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 5 hereof and listed in Item 7 below, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Nomination Agreement dated April 14, 2023, between BT Brands, Inc., and Gary Copperud.
Exhibit 99.2	Power of Attorney dated April 22, 2023 granted by Gary Copperud to BT Brands, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2023

BT BRANDS, INC.

By:	/s/ Gary Copperud
Name:	Gary Copperud
Title:	Chief Executive Officer

GARY COPPERUD

/s/ Gary Copperud

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